Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

SHARE TRANSACTION

INVOLVING ISSUE OF SHARES UNDER GENERAL MANDATE

The Board is pleased to announce that on 26 March 2024 (after trading hours of the Stock Exchange), the Company entered into an engagement letter (the “Engagement Letter”) to recognize and confirm the appointment of Maxim Group LLC (“Maxim”) as the Company’s consulting advisor to provide general consulting and related services (“Services”) to the Company in the United States.

THE ENGAGEMENT LETTER

Date:	26 March 2024 (after trading hours)

Parties:	(i)	The Company; and

	(ii)	Maxim

Terms:	From 6 March 2023 till termination by written notice from either Maxim or the Company to the other party.

Services provided/to be provided by Maxim to the Company:	including certain or all of the followings:

	(i)	assist management of the Company and advise the Company with respect to its strategic planning process and business plans including an analysis of markets, positioning, financial models, organizational structure, potential alliances;

	(ii)	advise the Company on matters relating to its capitalization;

	(iii)	assist management of the Company with the preparation of the Company’s marketing materials and investor presentations;

	(iv)	assist the Company in broadening its shareholder base including non-deal road show activity;

	(v)	facilitate the Company’s efforts with respect to corporate communications made by the Company to non-objecting beneficial owners; and

	(vi)	assist the Company with strategic introductions.

Consideration:	US$55,077 (equivalent to approximately HK$429,600) which will be satisfied by the allotment and issue of 2,400,000 new Shares (the “Consideration Shares”)

Governing Law:	The Engagement Letter shall be governed by the laws of New York.

The Consideration

Under the Engagement Letter, the consideration (the “Consideration”) will be satisfied by the allotment and issue of 2,400,000 Consideration Shares upon execution of the Engagement Letter and as soon as applicable in compliance of the Listing Rules. The Consideration was determined after arm’s length negotiation between the Company and Maxim and having taken into accounts of the consulting and related services provided by Maxim to the Company including the quality of the non-deal investor meetings arranged by Maxim with the Company since its engagement. Based on the above, the Directors consider that the terms of the Engagement Letter (including the Consideration) are fair and reasonable and the entering into of the Engagement Letter is in the interests of the Company and its shareholders as a whole.

The Consideration Shares

The Consideration Shares will be allotted and issued at the Issue Price, credited as fully paid. The Consideration Shares, when allotted and issued, shall rank pari passu in all aspect with the Shares in issue on the date of allotment and issue of the Consideration Shares.

As at the date of this announcement, the Company has 898,570,941 Shares and 323,657,534 Preference Shares in issue and the 2,400,000 Consideration Shares represent (i) approximately 0.27% of the existing issued Shares as at the date of this announcement; and (ii) approximately 0.27% of the issued Shares as enlarged by the allotment and issue of the Consideration Shares.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares.

The Consideration Shares will be allotted and issued pursuant to the General Mandate. The maximum number of new Shares that can be issued under the General Mandate is 155,489,383 Shares. As at the date of this announcement, 109,400,000 Shares have been issued under the General Mandate. Accordingly, the General Mandate has not been utilized by the Company and therefore no Shareholders’ approval is required under the Listing Rules for the allotment and issue of the Consideration Shares.

EFFECTS ON SHAREHOLDING STRUCTURE OF THE COMPANY

For illustration purpose only, set out below is a summary of shareholding structure of the Shares (i) as at the date of this announcement; and (ii) immediately after allotment and issue of the Consideration Shares (assuming that there will be no change in the number of issued Shares between the date of this announcement up to the allotment and issue of the Consideration Shares):

	As at the date of this announcement		Immediately upon the allotment and issue of the Consideration Shares
Shareholders	Number of Shares	%	Number of Shares	%
Chan Yick Yan Andross
(Note 2)	97,920,887	10.90	97,920,887	10.87
Lau Hing Tat Patrick
(Note 3)	55,215,444	6.14	55,215,444	6.12
PBLA Limited	75,123,669	8.36	75,123,669	8.34
Tycoon Partners Holdings Limited	100,000,000	11.13	100,000,000	11.10
Maxim	–	–	2,400,000	0.27
Public Shareholders	570,310,941	63.47	570,310,941	63.30
Total	898,570,941	100.00	900,970,941	100.00

Notes:

1.	The above percentage figures are subject to rounding adjustments.

2.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,204,000 Shares by himself and 93,716,887 Shares through CYY Holdings Limited, a company wholly-owned by him.

3.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 9,212,000 Shares by himself and 46,003,444 Shares through LSBJ Holdings Limited, a company wholly-owned by him.

INFORMATION OF MAXIM

Maxim is a leading full-service investment bank, securities and wealth management firm headquartered in mid-town Manhattan. Maxim formed in 2002 as a spin-off of the US subsidiary of the global investment firm Investec. Maxim is a registered broker-dealer with the US Securities and Exchange Commission and the Municipal Securities Rulemaking Board.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, Maxim and its ultimate beneficial owner(s) are Independent Third Parties.

REASONS FOR AND BENEFITS OF THE ENTERING INTO THE ENGAGEMENT LETTER

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

Reference is made to the American Depositary Shares (“ADS”) of the Group has successfully been listed on the New York Stock Exchange American (“NYSE American”) situated in New York City, the United States with the stock symbol GRFX in August 2022. The NYSE American is one of the preeminent investment markets and exchanges in the world. After the listing of the ADS on NYSE American, the investors in addition to potential customers and suppliers in the North America will have access to gain greater knowledge in the Group. The Directors are of the view that as part of its marketing campaign, the engagement of Maxim helped to promote the businesses of the Group in US and increase the exposure and brand awareness of the Group in US market. Through the Services Maxim provided during the engagement with the Group, it has not only broadened the Shareholders’ base of the Company, promoted the Company’s corporate image and enhanced further liquidity of the Shares, but also provided greater access to the Company in the US capital markets.

The Board considers the entering into the Engagement Letter with Maxim is an effective marketing strategy as a means of increasing the recognition of the Group so as to improve the sustainable growth in the long-run and the terms of the Engagement Letter are on normal commercial terms, fair and reasonable and in the interest of the Company and its shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

As the applicable percentage ratio (as defined in the Listing Rules) in respect of the transactions contemplated under the Engagement Letter are less than 5% and the consideration of the Engagement Letter will be satisfied by the issue of the Consideration Shares, the transactions contemplated under the Engagement Letter therefore constitutes a share transaction on the part of the Company under the Listing Rules and is subject to the reporting and announcement requirements under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise.

“Board”	the board of Directors

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability and the issued Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6128)

“connected person(s)	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the directors of the Company

“General Mandate”	the general mandate granted by the Shareholders to authorise the directors of the Company to issue and allot up to 155,489,383 Shares of the Company pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 29 June 2023

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of PRC

“Independent Third Party(ies)”	party(ies) who is/are independent of the Company and its connected person(s) within the meaning of the Listing Rules

“Issue Price”	the issue price of approximately HK$ 0.179 per Consideration Share

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Preference Share(s)”	the non-voting and non-convertible preference share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Share(s)”	ordinary share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Shareholder(s)”	registered holders of Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“United States” or “US”	United States of America

“US$”	US dollars, the lawful currency of US

By Order of the Board Graphex Group Limited Lau Hing Tat Patrick Chairman

Hong Kong, 26 March 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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